UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549
FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
COMMISSION FILE NO. 0-2525
A.	Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:
Huntington Bancshares Incorporated Deferred Compensation Plan and Trust
for Huntington Bancshares Incorporated Directors
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, Ohio 43287

HUNTINGTON BANCSHARES INCORPORATED
DEFERRED COMPENSATION PLAN AND TRUST
FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Huntington Bancshares Incorporated
Deferred Compensation Plan and Trust for
Huntington Bancshares Incorporated Directors
Columbus, Ohio
We have audited the accompanying statements of net assets available for benefits of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP
Columbus, Ohio
March 24, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
Huntington Bancshares Incorporated
We have audited the accompanying statement of changes in net assets available for benefits of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (the Plan) for the year ended December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the accompanying statement of changes in net assets available for benefits of the Plan, presents fairly, in all material respects, the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Columbus, Ohio
March 26, 2004

HUNTINGTON BANCSHARES INCORPORATED
DEFERRED COMPENSATION PLAN AND TRUST
FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004

ASSETS

Investments, at market value:
Huntington Bancshares Incorporated Common Stock: 184,658 shares in 2005 and 167,862 shares in 2004; Cost: $3,570,669 in 2005 and $3,037,477 in 2004	$4,385,627	$4,152,906

Accrued dividends and interest receivable	39,748	33,949

Contributions receivable	16,000	—

Cash and cash equivalents	382	289,725

TOTAL ASSETS	$4,441,757	$4,476,580

NET ASSETS AVAILABLE FOR BENEFITS	$4,441,757	$4,476,580

See notes to plan financial statements.

HUNTINGTON BANCSHARES INCORPORATED
DEFERRED COMPENSATION PLAN AND TRUST
FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2005	2004	2003

Investment income:
Net (depreciation) appreciation in fair value of investments	$(191,615)	$390,870	$642,290
Dividends	149,508	128,915	114,187
Interest	5,632	1,166	201

Net investment (loss) income	(36,475)	520,951	756,678

Director contributions	397,000	414,425	416,225

Contributions receivable	16,000	—	8,350

Distributions	(411,348)	(378,150)	(296,901)

Net (decrease) increase in net assets	(34,823)	557,226	884,352

Net assets available for benefits - beginning of year	4,476,580	3,919,354	3,035,002

Net assets available for benefits - end of year	$4,441,757	$4,476,580	$3,919,354

See notes to plan financial statements.

HUNTINGTON BANCSHARES INCORPORATED
DEFERRED COMPENSATION PLAN AND TRUST
FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS
NOTES TO PLAN FINANCIAL STATEMENTS
Note 1 — Description of the Plan
The Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (the “Plan”) was adopted by the Board of Directors of Huntington Bancshares Incorporated (“Huntington”) on April 25, 1991, to be effective on that date. The Plan was subsequently amended on May 17, 2000. The following summary describes the Plan as amended and restated.
The Plan is in the form of a trust agreement between Huntington and the trust division of its wholly-owned bank subsidiary, The Huntington National Bank (the “Trustee”). The Plan was adopted to provide any Director of Huntington with the option to defer receipt of all or a portion of the cash compensation payable to him or her for services as a Director. Huntington transfers the amount of the cash compensation deferred by a Director pursuant to the Plan to a trust fund administered by the Trustee. These funds are fully vested upon contribution.
Amounts held in the trust fund may be invested by the Trustee in common stock, common trust funds, real estate, and other property that the Trustee deems to be in the best interest of the participating Directors. The Trustee maintains a separate account for each Director, which reflects such Director’s share of assets held in his or her account in the Plan. The assets in the Plan are subject to the claims of creditors of Huntington.
Section 8.1 of the Plan requires that the Plan be administered by an Administrative Committee (the “Committee”) whose members shall be appointed by the Board of Directors of Huntington (the Board). The members of the Committee are appointed annually by the Board and serve until they resign and their successors are appointed or until they are removed with or without cause by the Board. Members of the Committee do not receive compensation from the assets of the Plan.
Distributions are made either in a lump sum or in equal annual installments over a period of not more than ten years. The Committee has sole discretion to distribute all or a portion of a Director’s account in the event such Director requests a hardship distribution.
Huntington may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of Directors to amounts previously credited to their accounts.

Note 2 – Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investments
As of December 31, 2005 and 2004, Plan assets were primarily invested in shares of common stock of Huntington (“Common Stock”). These shares are carried at market value as determined by quoted prices reported by The NASDAQ Stock Market. The weighted average cost of specific investments sold is used to compute realized gains and losses.
Distributions
Distributions in the form of Common Stock are reported at market value on the date of distribution.
Income and Expenses
Cash dividends are accrued as of the record date. Costs and expenses incurred in administering the Plan, including brokerage commissions and fees incurred in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $3,060 for 2005, $2,700 for 2004, and $2,000 for 2003.
Note 3 – Cash and Cash Equivalents
The Plan temporarily invests cash and cash equivalents in The Huntington National Bank sponsored Huntington Money Market Mutual Funds.

Note 4 – Federal Income Taxes
The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a Director will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when Common Stock is purchased for a Director’s account, or when dividends are paid to a Director’s account on such shares. Rather, a Director will incur federal income tax liability for such contributions and income only when distributions are made to a Director.
Huntington, rather than the Plan, is subject to any federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan. If, at any time, it is determined that compensation deferred pursuant to the Plan is currently subject to income tax by the Directors or their beneficiaries, the Plan shall terminate and any amounts held in the trust fund shall be distributed to the Directors or their beneficiaries.
The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors has duly caused this annual report to be signed by the undersigned thereunto duly authorized.
HUNTINGTON BANCSHARES INCORPORATED
DEFERRED COMPENSATION PLAN AND TRUST
FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

Date: March 24, 2006	By:	/s/ Donald R. Kimble
Donald R. Kimble
Chief Financial Officer, Controller Huntington Bancshares Incorporated

Exhibits to the Annual Report (Form 11-K) of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors for the year ended December 31, 2005
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Post-Effective Amendment No.2 to Registration Statement No. 33-41774 on Form S-8 of our report dated March 24, 2006, appearing in this Annual Report on Form 11-K of Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors for the year ended December 31, 2005.
/s/ Deloitte & Touche LLP
Columbus, Ohio
March 24, 2006
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Post-Effective Amendment No. 2 to the Registration Statement (Form S-8 No. 33-41774) pertaining to the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors of our report dated March 26, 2004, with respect to the financial statements of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors included in this Annual Report (Form 11-K) for the year ended December 31, 2005.
/s/ Ernst & Young LLP
Columbus, Ohio
March 23, 2006